UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Trading Statement, dated 19 May 2020

19 May 2020

Micro Focus International plc
Trading Statement and Management of COVID-19 Impact

The Board of Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, today issues a brief trading update for the six months ended 30 April 2020.

Micro Focus expects to report revenue of approximately $1.45bn for the first half, which represents a decline of approximately 11% on a constant currency basis when compared to the six months ended 30 April 2019.

This is consistent with the guidance given at the time of our preliminary results on 4 February 2020, taking into account the expected disruption to new sales activity which we highlighted in our COVID-19 update of 18 March 2020.  The Group identified a slowdown in customer buying behaviour in April 2020 leading to the deferral of some projects involving new licence and services revenues as well as delays to some maintenance renewals. The identifiable impact of this is estimated to be at least 2% on revenues in the period.

The impact of this revenue reduction on Adjusted EBITDA (after IFRS 16)* has been largely mitigated due to the close management of variable and discretionary costs in addition to a reduction in certain costs as a direct result of COVID-19. As such, our Adjusted EBITDA margin (after IFRS 16)* of approximately 38% in the period was towards the upper end of our expectations.

Our cash flow performance was strong and underpinned by effective working capital management. We ended the period with operating cash balances of $0.63 billion and net debt (after IFRS 16)* of $4.31bn. The effective working capital management resulted in adjusted cash conversion well in excess of 100% in the first half of the financial period.  In addition to this operating cash the Group has drawn down $175 million of our $500m revolving credit facility as a precautionary measure and placed this in accessible money market facilities in order to further increase liquidity. In total, the Group had $1.1 billion of available liquidity as at 30 April 2020.

Micro Focus delivers mission-critical enterprise software to over 40,000 customers. The majority of our revenues are contractual and recurring in nature and the resilience this affords can be seen in the company's ability to generate cash and manage costs to partly mitigate revenue weakness.

Despite this resilience, the ultimate impact on the global economy remains unknown, as does the timing and extent to which that impact flows through into customer spending plans on enterprise software. As a result and similar to many other listed companies, it is not possible to provide reliable forward guidance in the current environment and we are withdrawing formal revenue guidance for the current financial year. As a minimum, we continue to believe it appropriate to be prepared for a level of disruption to our new sales activity and timing pressure on renewals. As a consequence, we are currently evaluating the potential impact on the carrying value of the Group's intangible assets and goodwill at this point in time.

The company has reacted quickly to ensure a balanced approach to mitigating the immediate risks whilst continuing to make progress on the actions taken as a result of the Strategic and Operational Review. As such, the investments outlined as part of that review are broadly continuing as planned. Outside of these investments, mitigating actions including a hiring freeze in all but exceptional circumstances, as well as reductions in all discretionary spending, are now in place. The Group is prepared to implement further actions in reducing costs, in the event the pandemic has a prolonged impact on trading performance.

Despite the current uncertainty, the Group's diversified and recurring revenue base and our highly cash generative business model represent solid foundations from which to execute any additional actions required. Additionally, our business continuity plans have been thoroughly tested and are proving robust.

We have more than 90% of our people working from home and supporting our customers and partners effectively and we are proud of the commitment and determination of our teams in making this transition as seamless as possible despite the challenges. Our primary focus remains the health and safety of our employees and delivering for our customers and partners.

We focus on helping customers navigate the need to build, operate, secure and analyse the enterprise through the four core pillars of digital transformation: Enterprise DevOps, Hybrid IT Management, Predictive Analytics and Security, Risk & Governance. In helping customers to bridge the gap between existing and emerging technologies our customers are able to balance the need to both run and transform their business to deliver innovation faster with less risk.

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

*Adjusted EBITDA and Net debt are stated after the impact of IFRS 16 which has been newly adopted from 1 November 2019. As disclosed in our FY19 annual report and accounts, we currently estimate that IFRS 16 will increase Adjusted EBITDA by between $70.0m and $80.0m for the 12 months ending 31 October 2020 and net debt by approximately $240m at 30 April 2020.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 19 May 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer